Exhibit 8.1

List of Subsidiaries and Consolidated Affiliated Entities of YY Inc.

Place of Incorporation

Subsidiaries
Duowan Entertainment Corp.	British Virgin Islands
NeoTasks Inc.	Cayman Islands
NeoTasks Limited	Hong Kong
Guangzhou Huanju Shidai Information Technology Company Limited	PRC
Huanju Shidai Technology (Beijing) Company Limited	PRC
Zhuhai Duowan Information Technology Company Limited	PRC
Zhuhai Huanju Shidai Information Technology Company Limited	PRC

Consolidated Affiliated Entities
Beijing Tuda Science and Technology Company Limited	PRC
Guangzhou Huaduo Network Technology Company Limited	PRC
Guangzhou Juhui Information Technology Company Limited	PRC